SECURITII 05036626 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12676

SEC MAIL PROCESSING RECEIVED FEB 28 2005 WASH. DC SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DIVERSIFIED SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6700 E. PACIFIC COAST HWY., SUITE 150
(No. and Street)

LONG BEACH CALIFORNIA 90803
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT J. CONWAY 562/594-8881
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, GOODYEAR & HINDS, AN ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT J. CONWAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DIVERSIFIED SECURITIES, INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature ROBERT J. CONWAY

PRESIDENT
Title

Notary Public

CHERYL L. NEIFFER
Commission # 1343567
Notary Public - California
Los Angeles County
My Comm. Expires Feb 17, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Goodrich, Goodyear & Hinds
An Accountancy Corporation

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Diversified Securities, Inc.
Long Beach, California

We have audited the statement of financial condition of Diversified Securities, Inc. as of December 31, 2004, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in al material respects, the financial position of Diversified Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 through 13 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich, Goodyear & Hinds

Long Beach, California
February 9, 2005

DIVERSIFIED SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash	$	144,506
Cash - Reserve bank account		179,299
Total cash		323,805
Receivables:		
Commissions		62,641
Concessions		55,277
Fail to deliver		1,148
Others		32,922
Prepaid expenses		7,664
Due from affiliates		14,378
Deposit - Pershing		100,000
Exchange memberships		82,725
Property and equipment, at cost, less $223,549 of accumulated depreciation		100,863
Investments		20,057
Other assets		27,151
Total assets	$	828,631

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:				
Payable to customers			$	19,569
Accounts payable and accrued expenses				9,554
Commissions payable				46,700
Deferred income taxes payable				2,800
Total liabilities				78,623
Commitments				-
Stockholder's equity				
Common stock	$	21,675		
Additional paid-in capital		31,323		
Retained earnings		697,010		
Total stockholder's equity				750,008
Total liabilities and stockholder's equity			$	828,631

The accompanying notes are an integral part of these financial statements.

DIVERSIFIED SECURITIES, INC.
STATEMENT OF INCOME (LOSS)

YEAR ENDED DECEMBER 31, 2004

Revenues:		
Concessions:		
Mutual funds		$ 2,329,931
Tax shelters and limited partnerships		77,715
Other commissions		1,618,284
Reimbursements		293,849
Interest		3,804
Management fees - related party		360,000
Other management fees		232,800
Total revenues		4,916,383
Expenses		
Commission expense	$ 2,658,598	
Clerical and administrative employees' expenses	1,092,783	
Communications	192,926	
Occupancy and equipment costs	819,838	
Promotional costs	51,725	
Regulatory fees, assessments and professional fees	63,366	
Other	72,156	
Total expenses		4,951,392
Income (loss) before income taxes		(35,009)
Income tax expense:		
Current - State	800	
Total income tax expense		800
Net income (loss)		$ (35,809)

The accompanying notes are an integral part of these financial statements.

DIVERSIFIED SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, beginning of year	$ 21,675	31,323	732,819	785,817
Net income (loss) for the year ended December 31, 2004	-	-	(35,809)	(35,809)
Balance, at end of year	$ 21,675	31,323	697,010	750,008

The accompanying notes are an integral part of these financial statements.

DIVERSIFIED SECURITIES, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:				
Net income (loss)			$	(35,809)
Adjustments to reconcile loss to net cash provided by operating activities:				
Depreciation	$	30,889		
(Increase) decrease in:				
Receivables - Brokers		221		
Receivables - Commissions		(32,624)		
Receivables - Concessions		(15,979)		
Receivables - Fail to deliver		(1,148)		
Accounts receivable - Other		12,099		
Due to/from affiliate		288		
Prepaid expenses		13		
Increase (decrease) in:				
Payable to customers		(1,455)		
Accounts payable and accrued expenses		(907)		
Commissions payable		(2,705)		
Total adjustments				(11,308)
Net cash flows used for operating activities				(47,117)
Cash flows from investing activities				-
Cash flows from financing activities				-
Net decrease in cash				(47,117)
Cash, beginning of year				370,922
Cash, end of year			$	323,805

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

DIVERSIFIED SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a wholly-owned subsidiary of DSI Financial, Inc. The Company acts as an introducing broker/dealer and clears transactions with and for customers on a fully disclosed basis through a clearing broker/dealer. The Company's primary business consists of mutual funds, securities, option and margin accounts.

The Company's main office is located in Long Beach, California. It also maintains branch offices in Santa Ana, Palm Springs, West Covina, and Visalia, California and Bend, Oregon. The Company's trading business is affected by economic fluctuations in the broker-dealer industry.

Security Transactions

Security transactions are reported on a trade date basis which is in conformity with generally accepted accounting principles.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is provided over their estimated useful lives ranging from five to ten years using the straight-line method.

Income Taxes

The Company files consolidated Federal and State corporate tax returns with its parent, DSI Financial, Inc., and is allocated a portion of the consolidated tax liability based upon its share of net income. Refunds which are the result of loss carrybacks are allocated based on the Company's share of the net loss. Deferred income taxes result primarily from timing differences in the reporting of California franchise tax expense for financial and tax purposes and the use of the accelerated cost recovery system for depreciating assets for Federal tax purposes.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2004.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Exchange Membership

The exchange memberships are valued at cost. Current market value of the exchange memberships at December 31, 2004, was $95,500.

(2) CASH - RESERVE BANK ACCOUNTS

Cash of $179,299 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

(3) PROPERTY AND EQUIPMENT

Property and equipment is comprised of:

Office equipment	$ 189,645
Leasehold improvements	134,767
	324,412
Less accumulated depreciation	(223,549)
Net property and equipment	$ 100,863

Depreciation expense for the year ended December 31, 2004, was $30,889.

(4) INVESTMENTS

Investments of $20,057 consist of 1,500 shares of common stock of the NASDAQ Stock Market, Inc., at cost.

(5) RELATED PARTY TRANSACTIONS

The Company pays rent and administrative service costs totaling $360,000 on behalf of affiliated companies. The entire amount was reimbursed as of December 31, 2004, and is shown as "Management fees - related party" in the accompanying Statement of Income (Loss).

The following schedule identifies the components of the related party receivable balance:

DSI Financial, Inc.	$ 15,978
DSI Properties, Inc.	(1,600)
	$ 14,378

(6) RESERVE REQUIREMENT - SEC RULE 15c3-3

The Company is subject to the full provision of SEC Rule 15c3-3 and prepares a computation of the Reserve Formula on a weekly basis.

(7) PROVISION FOR INCOME TAXES

Income tax expense consists of the following:

	Federal	State	Total
Current	$ -	$ 800	$ 800
Deferred	-	-	-
Total	$ -	$ 800	$ 800

Deferred income taxes result from the differences in recognition of California Franchise tax for accounting and tax purposes and the use of the accelerated cost recovery system for depreciating assets for Federal tax purposes.

Under the provisions of Financial Accounting Standards No. 109 (FAS 109), Accounting for Income Taxes, income taxes are accounted for using an asset and liability approach. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. The tax effect of timing differences was not material at December 31, 2004

The Company is included in consolidated tax returns filed by the parent. The following is the aggregate income taxes for the parent and its subsidiaries:

	DSI Financial, Inc.	Diversified Securities, Inc.	DSI Properties, Inc.	Total
Federal:				
Current	$ -	$ -	$ 6,700	$ 6,700
Deferred	-	-	-	-
Total	$ -	$ -	$ 6,700	$ 6,700
State:				
Current	$ 800	$ 800	$ 3,900	$ 5,500
Deferred	-	-	-	-
Total	$ 800	$ 800	$ 3,900	$ 5,500

(8) COMMITMENTS

The Company entered into operating leases relating to its several offices. The lease agreements expire in various years through 2008.

The remaining minimum future rental payments under non-cancelable operating leases as of December 31, 2004, are approximately as follows:

Year Ended December 31,	Amount
2005	$ 402,100
2006	367,603
2007	274,349
2008	66,337
Total minimum future rental payments	$ 1,110,389

Rent expense for the year was $461,555.

(9) CONCENTRATION OF CREDIT RISK

The Company's customer base is located primarily in California. Financial instruments that potentially subject the Company to credit risk are trade receivables and municipal bond inventory. The Company uses an established clearing broker-dealer to clear all transactions for its primary receivables and requires no collateral. There was no municipal bond inventory at December 31, 2004

(10) CONCENTRATION OF CREDIT RISK FOR CASH HELD AT BANKS

The Company maintains a cash account at Union Bank which had a bank balance of $449,408 at December 31, 2004. Accounts at this institution are insured up to $100,000 by the Federal Deposit Insurance Corporation.

The Company also maintains a reserve bank account at the same bank. This account is required by the Securities and Exchange Commission and is fully insured by Securities Investor Protection Corporation.

(11) NET CAPITAL

The Company is subject to a $250,000 minimum net capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2004, the net capital ratio was .14 to 1 and net capital was $408,371 which exceeded the required minimum capital by $158,371.

DIVERSIFIED SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

YEAR ENDED DECEMBER 31, 2004

Credits:		
Free credit and other credit balances in customer's accounts		$ 19,569
Customers' securities failed to receive		-
		19,569
Debits		-
Excess of total credits over total debits		19,569
Amounts held on deposit in "Reserve Bank Account" at year-end	$ 179,299	
Amount of deposit (withdrawal) in "Reserve Bank Account" on January 3, 2005	(139,730)	
Net amount in "Reserve Bank Account" after deposit		39,569
Amount in excess of that required to be deposited		$ 20,000

DIVERSIFIED SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2004

Total ownership equity		$ 750,008
Less non-allowable assets:		
Petty cash	$ 600	
Property and equipment, net	100,863	
Exchange memberships	82,725	
Prepaid expenses	7,664	
Other assets - advances and deposits	27,151	
Accounts receivable	32,922	
Concessions	55,277	
Due from affiliate	14,378	
Investments	20,057	
		(341,637)
Net capital		$ 408,371

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 3,937
Minimum dollar net capital required	$ 250,000
Net capital requirement (greater of above two figures)	$ 250,000
Excess net capital	$ 158,371

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 78,623
Deduct adjustment based on special reserve account	19,569
Total aggregate indebtedness	$ 59,054
Ratio of aggregate indebtedness to net capital	.14 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

DIVERSIFIED SECURITIES, INC.
RECONCILIATION OF NET CAPITAL

DECEMBER 31, 2004

Net capital as reported in unaudited Focus Report Part IIA		$ 411,164
Adjustments:		
Deferred income taxes	$ (2,800)	
Rounding	7	
		(2,793)
Net capital as reported in audited financial statements		$ 408,371

The computation of net capital as reported in the unaudited Part IIA filing differs from the audited net capital for the reasons noted above. The difference is considered to be immaterial.

DIVERSIFIED SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2004

1. Customers' fully paid securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control has been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ -
A. Number of items	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
B. Number of items	-

Goodrich, Goodyear & Hinds

An Accountancy Corporation

REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors
Diversified Securities, Inc.
Long Beach, California

In planning and performing our audit of the financial statements of Diversified Securities, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Goodrich, Goodyear & Hinds

Long Beach, California
February 9, 2005